NEWS RELEASE

Fortuna Reports Results for the Second Quarter of 2022

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, August 10, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the second quarter of 2022.

Second Quarter 2022 Highlights

Operational

●Gold and silver production of 62,171 ounces and 1,652,895 ounces, respectively. An increase of 100% and a decrease of 13% respectively compared to the second quarter of 2021 (“Q2 2021”). Gold equivalent production of 96,7123 ounces.
●AISC 1 per ounce of gold sold of $1,151 for the Lindero Mine and $1,565 for the Yaramoko Mine. AISC 1,2 per silver equivalent ounce of payable silver sold of $15.41 and $18.19 for the San Jose Mine and Caylloma Mine, respectively.
●All mine operations performed in line with annual guidance projections.
●Total recordable injury frequency rate of 3.01 with zero lost time injuries in over 3.1 million hours worked.

Financial

●Net income of $1.7 million or $0.01 per share, compared to $16.2 million or $0.09 net income per share reported in Q2 2021. Adjusted net income1 of $2.1 million compared to $21.5 million reported in Q2 2021
●Sales of $167.9 million, an increase of 39% from the $120.5 million reported in Q2 2021
●Consolidated realized prices of $1,870 per ounce and $22.62 per ounce for gold and silver respectively
●Adjusted EBITDA1 of $57.9 million compared to $54.9 million reported in Q2 2021
●Free cash flow from ongoing operations1 of $21.9 million compared to $19.2 million reported in Q2 2021
●As at June 30, 2022, the Company had cash and cash equivalents of $116.1 million, and available liquidity of $136.1 million

Growth and Development

●Séguéla construction 66% complete as of the end of June. On-time and on-budget for first gold pour in mid-2023
●Fortuna continued to expand mineralization at the Sunbird discovery outside of the current reported inferred mineral resource (refer to Fortuna news release dated June 7, 2022: “Fortuna drills 18.3 g/t gold over 11.9 meters at the Séguéla Project, Côte d’Ivoire”)

Jorge A. Ganoza, President and CEO, commented, “Our business generated healthy free cash flow of $21.9 million in spite of declining metal prices in the quarter and the compounding negative price adjustments this triggers on our concentrate sales.” Mr. Ganoza continued, “Costs across our operations are tracking in the upper range of annual guidance in spite of inflationary pressures. Our teams are focused on the implementation of productivity initiatives to help mitigate rising input costs.” Mr. Ganoza concluded, “I am extremely pleased with the delivery of our team at the Séguéla project. Key construction and procurement activities have been largely derisked as we remain on budget and on track to deliver first gold pour in mid-2023. Once in operation we expect Séguéla to be a flagship low cost, long lived operation for the Company.”

1 Refer to Non-IFRS financial measures

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio

3 Gold equivalent production includes gold, silver, lead and zinc and is calculated using the following metal prices: US$1,869/oz Au, US$22.62/oz Ag, US$2,240/t Pb and US$3,948/t Zn or Au:Ag = 1:82.65, Au:Pb = 1:0.83, Au:Zn = 1:0.47

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	Three months ended June 30,			Six months ended June 30,
	2022	2021	% Change	2022	2021	% Change
Sales	167.9	120.5	39%	350.2	238.3	47%
Mine operating income	32.5	48.5	(33%)	96.0	99.8	(4%)
Operating income	13.1	35.9	(64%)	53.9	76.2	(29%)
Net income	1.7	16.2	(90%)	28.7	42.6	(33%)
Earnings per share - basic	0.01	0.09	(89%)	0.10	0.23	(57%)
Adjusted net income[1]	2.1	21.5	(90%)	35.4	49.0	(28%)
Adjusted EBITDA[1]	57.9	54.9	5%	138.1	115.7	19%
Net cash provided by operating activities	47.4	29.5	61%	80.0	50.7	58%
Free cash flow from ongoing operations[1]	21.9	19.2	14%	31.0	31.0	(0%)
Capital expenditures[2]
Sustaining	23.1	10.4	122%	41.1	17.2	139%
Non-sustaining[3]	3.7	0.8	363%	6.4	1.0	540%
Lindero construction	-	1.4	(100%)	-	4.0	(100%)
Séguéla construction	23.4	-	100%	64.1	-	100%
Brownfields	3.4	3.5	(3%)	7.4	5.9	26%
As at				June 30, 2022	December 31, 2021	% Change
Cash and cash equivalents				116.1	107.1	8%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Second Quarter 2022 Results

Net income in Q2 2022 was $1.7 million compared to $16.2 million in Q2 2021. The change in net income was mainly driven by lower sales at San Jose of $20.7 million due to declining silver prices and corresponding negative concentrate sales adjustments, and lower production.  Additional items impacting the quarter were a $4.0 million write down of low-grade stockpile inventory at Yaramoko, and higher G&A expenses. The increase in G&A was related to $1.2 million of non-recurrent items and higher expenses associated with the Roxgold acquisition.

Other items contained in net income were a foreign exchange loss of $3.1 million, withholding taxes of $4.0 million, and a gain of $5.9 million on derivative contracts ($6.4 million unrealized gain and $0.6 million realized loss).

Sales for the three months ended June 30, 2022 were $167.9 million, an increase of 39% from the $120.5 million compared to the same period of 2021. Negative sales price adjustments in the quarter were $6.6 million compared to positive adjustments of $1.4 million in Q2 2021. Sales by mine in the three months ended June 30, 2022 were as follows:

●	Lindero recognized adjusted sales of $57.2 million from 30,546 ounces of gold ounces sold, a 68% increase from the same period in 2021. Higher gold sales were the result of increased performance at the three-stage crushing and stacking facility.
●	Yaramoko recognized adjusted sales of $45.9 million from 24,598 ounces of gold sold.
●	San Jose recognized adjusted sales of $39.6 million, a 34% decrease from the $60.3 million reported in the same period in 2021. Lower sales were driven by a 13% decrease in the volume of silver and 16% decrease in the volume of gold ounces sold which was driven by lower mined grades and lower realized silver prices.
●	Caylloma recognized adjusted sales of $25.2 million, a 3% decrease from the $26.0 million reported in the same period in 2021. The decrease in sales was the result of lower realized prices for silver as well as a decline in gold production which is in line with plan.

Outlook on Cost and Inflation

Inflationary pressures continued in the second quarter of 2022 as a result of geopolitical events, supply chain constraints and increases in the cost of energy and commodities. These inflationary pressures were realized in the Company’s cost

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structure as prices increased for several key consumables including diesel, reagents, explosives and steel. The impact of inflation has been the most pronounced at the Lindero mine.

The inflation situation remains dynamic and the Company expects higher input costs to remain for the second half of the year and beyond. To mitigate inflationary pressure on its cost structure the Company will continue to focus on operational efficiencies and cost optimization across all mining operations. However, even with these efforts it is expected the continued cost pressure will push the San Jose and Lindero mines towards the upper end of our cost guidance.

Yaramoko’s all-in sustaining cost for the year is expected to be at the upper end of guidance as a result of additional capital development to provide earlier access than planned to the QV Prime zone at Bagassi South. The production benefit of access to QV Prime will be in 2023 and 2024 as activities through the second half of 2022 will focus primarily on development to the ore body and preparation for mining.

Caylloma remains on track to achieve cost guidance.

Liquidity

Total liquidity available to the Company as at June 30, 2022 was $136.1 million. The Company’s $200.0 million revolving credit facility was fully available as at the end of June 2022 and $20.0 million remained undrawn. Subsequent to June 30, 2022, the Company repaid $20.0 million to the credit facility bringing the total amount drawn to $160.0 million of the available $200.0 million.

Free cash flow from ongoing operations for the three months ended June 30, 2022 was $21.9 million compared to $19.2 million in Q2 2021. The increase was driven by positive changes in working capital and lower taxes paid compared to Q2 2021.

Construction and exploration expenses at Séguéla were $25.3 million for Q2 2022 and $68.1 million year to date.

Lindero Mine, Argentina

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes placed on the leach pad	1,502,074	1,477,000	2,797,829	3,607,000

Gold
Grade (g/t)	0.74	0.95	0.83	0.87
Production (oz)	29,016	19,521	59,084	41,853
Metal sold (oz)	30,546	18,924	59,165	40,213
Realized price ($/oz)	1,869	1,804	1,879	1,777

Unit Costs
Cash cost ($/oz Au)[1]	687	644	690	629
All-in sustaining cash cost ($/oz Au)[1]	1,151	1,168	1,096	1,089

Capital expenditures ($000's)
Sustaining	6,123	4,973	9,248	9,013
Non-sustaining	–	–	169	–
Brownfields	646	351	790	442
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

The COVID-19 absenteeism impact on production experienced at the beginning of 2022 has been greatly mitigated by strong production in the second quarter.

In the second quarter of 2022, a total of 1,502,074 tonnes of ore were placed on the heap leach pad, averaging 0.74 g/t gold, containing an estimated 35,784 ounces of gold. Gold production for Q2 2022 totaled 29,016 ounces, representing a 49% increase year-over-year. Higher gold production is explained by an increase in performance of the three-stage crushing and stacking circuits, which delivered 99% of the 1.5 million tonnes of ore placed on the pad in the quarter, compared to 46% or 0.7 million tonnes of the 1.47 million tonnes placed in the comparable quarter a year ago. Mine

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production was 2.2 million tonnes of mineralized material with a strip ratio of 1:1. The operation experienced a positive reconciliation for ore sent to the leach pad during the second quarter, with grades sampled at the plant being 17% higher than estimated from the reserve model.

As part of the continuous measures to improve productivity, management has implemented various high impact optimization initiatives to capture efficiencies at both the processing plant and the mining operation, some of which were implemented during the second quarter. These initiatives include: the optimization of cyanide recovery at the SART plant to significantly reduce fresh make-up cyanide consumption; lowering the consumption of sulfuric acid at the SART plant, whilst maintaining its efficiency rate and copper balance; and optimizing the mining strategy by implementing additional temporary ramps to significantly decrease trucking distance, improve truck productivity, and ultimately reduce trucking hours and total fleet diesel consumption, supporting the Company´s carbon footprint reduction strategy.

Cash cost per gold ounce sold was $687 for Q2 2022, compared to $644 in the second quarter of 2021. Cash costs per ounce of gold was higher due to higher consumable prices, mainly related to diesel, explosives, cyanide and cement, higher service costs related to equipment rentals, and higher labor costs due to foreign exchange and inflation. This was partially offset by the higher volume of gold sold.

All-in sustaining cash costs per gold ounce sold was $1,151 during Q2 2022 compared with $1,168 in the second quarter of 2021. All-in sustaining costs for the second quarter of 2022 were impacted by the production issues described above and offset by lower sustaining capital related to timing effects.

Sustaining capital for the quarter primarily consisted of spending on leach pad expansion and mine maintenance. Brownfields capital mainly relates to exploration at the Arizaro project.

Yaramoko Mine Complex, Burkina Faso

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes milled	138,787	-	266,755	-

Gold
Grade (g/t)	5.42	-	6.43	-
Recovery (%)	97	-	98	-
Production (oz)	24,553	-	52,788	-
Metal sold (oz)	24,598	-	54,128	-
Realized price ($/oz)	1,868	-	1,873	-

Unit Costs
Cash cost ($/oz Au)[1]	928	-	804	-
All-in sustaining cash cost ($/oz Au)[1]	1,565	-	1,334	-

Capital expenditures ($000's)
Sustaining	9,085	-	16,446	-
Brownfields	–	-	488	-
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. As such comparative figures for the comparative periods in 2021 are not presented.

The Yaramoko Mine produced 24,553 ounces of gold in the second quarter of 2022 with an average gold head grade of 5.42 g/t, which is in line with the mining sequence and Mineral Reserve estimate. Gold production at the Yaramoko Mine is on track to meet the annual guidance range.

Cash cost per gold ounce sold was $928, which was below plan, primarily due to higher mine production and lower indirect costs during Q2 2022, slightly offset by lower head grade.

All-in sustaining cash cost per gold ounce sold was $1,565 for Q2 2022, which was below plan, primarily due to higher production, partially offset by a write-down of low grade stockpiles to net realizable value.

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Sustaining capital for the Q2 2022 consisted primarily of mine development.

San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mine Production
Tonnes milled	251,945	269,565	502,892	529,368
Average tonnes milled per day	2,831	3,029	2,874	3,038

Silver
Grade (g/t)	187	205	186	211
Recovery (%)	91	92	91	91
Production (oz)	1,385,336	1,624,394	2,743,526	3,270,838
Metal sold (oz)	1,417,303	1,621,410	2,733,496	3,263,710
Realized price ($/oz)	22.56	26.90	23.39	26.53

Gold
Grade (g/t)	1.13	1.30	1.13	1.33
Recovery (%)	91	91	90	91
Production (oz)	8,295	10,266	16,534	20,567
Metal sold (oz)	8,564	10,212	16,516	20,499
Realized price ($/oz)	1,873	1,826	1,881	1,804

Unit Costs
Production cash cost ($/t)[2]	83.57	75.20	79.82	72.78
Production cash cost ($/oz Ag Eq)[1,2]	11.00	9.55	10.72	8.96
Net smelter return ($/t)	174.79	219.52	178.58	178.58
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.41	14.31	15.36	13.19

Capital expenditures ($000's)
Sustaining	4,051	3,121	7,626	4,397
Non-sustaining	454	757	869	1,031
Brownfields	1,568	2,154	3,097	3,890
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

In the second quarter of 2022, the San Jose Mine produced 1,385,336 ounces of silver and 8,295 ounces of gold, 15% and 19% lower, respectively, than the comparable period in the prior year. The decreases are a result of a combination of 7% lower mill throughput, and lower average head grades of 9% for silver and 13% for gold, which are in line with the mining sequence and Mineral Reserve estimates. The mine remains on track to achieve its annual production guidance.

The San Jose team has successfully implemented long hole stoping in select areas of the mine in 2022, with the aim to improve production capacity and reduce total mining cost per tonne. In addition, a new underground shotcrete plant was commissioned in the second quarter which is expected to reduce overall mining cycle times and support costs.

The cash cost per tonne for the three months ended June 30, 2022 was $83.57 per tonne compared to $75.20 per tonne  in the same period in 2021 primarily due to inflation, non-recurring maintenance and lower tonnes processed.

The all-in sustaining cash cost of payable silver equivalent for the second quarter in 2022 increased 8% to $15.41 per ounce, compared to $14.31 per ounce for the same period in 2021. The increase in all-in sustaining costs was primarily due to the result of lower silver equivalent ounces sold and increased cash costs as highlighted above.

Capital expenditures in the quarter primarily consisted of mine development. Capital expenditures were lower than the same period in 2021 primarily due to timing.

Caylloma Mine, Peru

Three months ended June 30,	Six months ended June 30,

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	2022	2021	2022	2021
Mine Production
Tonnes milled	135,977	133,645	268,552	265,532
Average tonnes milled per day	1,528	1,536	1,526	1,517

Silver
Grade (g/t)	77	76	83	77
Recovery (%)	79	83	81	82
Production (oz)	267,559	268,428	579,498	535,739
Metal sold (oz)	279,051	275,652	573,352	534,963
Realized price ($/oz)	22.89	26.54	23.35	26.42

Gold
Grade (g/t)	0.17	0.42	0.16	0.52
Recovery (%)	43	69	40	71
Production (oz)	307	1,261	565	3,183
Metal sold (oz)	278	1,466	603	3,140
Realized price ($/oz)	1,897	1,808	1,864	1,790

Lead
Grade (%)	3.00	3.09	3.27	3.15
Recovery (%)	85	90	88	89
Production (000's lbs)	7,637	8,144	16,771	16,325
Metal sold (000's lbs)	8,021	8,497	16,596	16,495
Realized price ($/lb)	1.02	0.95	1.04	0.94

Zinc
Grade (%)	4.09	4.58	4.14	4.64
Recovery (%)	89	87	89	87
Production (000's lbs)	10,886	11,764	21,713	23,733
Metal sold (000's lbs)	10,920	11,755	21,466	24,021
Realized price ($/lb)	1.79	1.33	1.74	1.28

Unit Costs
Production cash cost ($/t)[2]	93.31	87.24	91.48	83.81
Production cash cost ($/oz Ag Eq)[1,2]	13.14	13.98	12.77	13.54
Net smelter return ($/t)	190.60	189.10	200.96	200.96
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.19	18.94	18.01	18.25

Capital expenditures ($000's)
Sustaining	3,793	2,315	7,742	3,839
Brownfields	207	979	531	1,609
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The Caylloma Mine produced 267,559 ounces of silver, 7.6 million pounds of lead, and 10.9 million pounds of zinc during the three months ended June 30, 2022. The operation delivered another strong quarter of operational performance and is tracking well to deliver total production in the upper range of guidance. Silver production had an average head grade of 77 g/t which was in line with expectation. Lead production was 6% lower than the comparable period due to lower grades while zinc production was 7% lower than the comparable period due to lower grades. Gold production totaled 307 ounces with an average head grade of 0.17 g/t which was in line with expectations.

The cash cost per tonne of processed ore for the three months ended June 30, 2022 increased 7% to $93.31 compared to $87.24 in the same period in 2021. The increase was mainly the result of high inflation on mine costs, unexpected dewatering costs and increased mill maintenance.

The all-in sustaining cash cost for the three months ended June 30, 2022 decreased 4% to $18.19 per ounce compared to $18.94 per ounce for the same period in 2021. The decrease was mainly driven by higher silver equivalent production due to lower realized silver prices.

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Sustaining capital expenditures for the quarter primarily related to greater execution of the development located in level 16 and the opening of level 18. The decrease in Brownfields capital expenditures was due to lower spending on drilling and development.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratio. The Q2 2022 MD&A may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Except as otherwise described in the Q2 2022 MD&A, the Company has calculated these measures consistently for all periods presented.

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Adjusted Net Income for the Three and Six Months Ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
Consolidated	2022	2021	2022	2021
Net income	1.7	16.2	28.6	42.6
Adjustments, net of tax:
Community support provision and accruals[1]	-	0.1	-	0.1
Foreign exchange loss, Lindero Mine[2]	-	0.5	-	2.6
Write off of mineral properties	-	-	1.5	-
Unrealized loss (gain) on derivatives	(4.4)	-	(2.2)	-
Roxgold transaction costs	-	3.5	-	3.5
Inventory adjustment	3.3	-	3.3	-
Accretion on right of use assets	0.6	-	1.2	-
Other non-cash/non-recurring items	0.9	1.2	3.0	0.2
Adjusted Net Income	2.1	21.5	35.4	49.0
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration
Figures may not add due to rounding

Adjusted EBITDA for the Three and Six Months Ended June 30, 2022 and 2021

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net income	1.7	16.2	28.6	42.6
Adjustments:
Community support provision and accruals	-	(0.1)	-	(0.1)
Inventory adjustment	4.0	-	4.0	(0.1)
Foreign exchange loss, Lindero Mine	-	0.5	-	2.6
Foreign exchange loss, Séguéla Project	0.3	-	0.9	-
Net finance items	3.7	2.1	6.5	4.6
Depreciation, depletion, and amortization	42.5	20.5	80.6	39.7
Income taxes	13.6	12.0	20.4	25.3
Other non-cash/non-recurring items	(7.9)	3.7	(2.9)	1.1
Adjusted EBITDA	57.9	54.9	138.1	115.7

Figures may not add due to rounding

Free Cash Flow from ongoing operations for the Three and Six Months Ended June 30, 2022 and 2021

In 2022, the Company changed the method for calculating Free Cash Flow from Ongoing Operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the Free Cash Flow generated by the Company’s ongoing operations. Comparative values from 2021 have been restated using the change in methodology.

	Three months ended June 30,		Six months ended June 30,
Consolidated	2022	2021	2022	2021
		(Restated)		(Restated)
Net cash provided by operating activities	47.4	29.5	80.0	50.7
Adjustments
Roxgold transaction costs	-	3.5	-	3.5
Additions to mineral properties, plant and equipment	(25.5)	(13.8)	(46.0)	(23.2)
Progresso royalty payment	3.0	-	3.0	-
Other adjustments	(3.0)	-	(6.0)	-
Free cash flow from ongoing operations	21.9	19.2	31.0	31.0

Figures may not add due to rounding

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Cash Cost per Ounce of Gold Sold for the Three and Six Months Ended June 30, 2022 and 2021

Lindero Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		41,326	24,280	77,194	46,466
Changes in doré inventory		(305)	1,652	712	1,002
Inventory adjustment		(739)	-	-	-
Export duties		(4,284)	(2,582)	(8,292)	(5,382)
Depletion and depreciation		(14,296)	(9,178)	(26,305)	(15,423)
By product credits		-	(70)	-	(128)
Production cash cost[1]		21,702	14,102	43,309	26,535
Changes in doré inventory		305	(1,652)	(712)	(1,002)
Realized gain in diesel hedge		(1,037)	(253)	(1,819)	(253)
Treatment charges		-	(10)	-	-
Cash cost applicable per gold ounce sold	A	20,970	12,187	40,778	25,280
Ounces of gold sold	B	30,534	18,924	59,141	40,213
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	687	644	690	629
[1] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

Yaramoko Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		44,240	-	82,281	-
Changes in doré inventory		-	-	(1,320)	-
Inventory net realizable value adjustment		(4,027)	-	(4,027)	-
Export duties		(2,748)	-	(6,081)	-
Depletion and depreciation		(14,626)	-	(28,654)	-
Refining charges		(174)	-	(329)	-
By product credits		(20)	-	(25)	-
Production cash cost		22,645	-	41,845	-
Changes in doré inventory		-	-	1,320	-
Refining charges		174	-	329	-
Cash cost applicable per gold ounce sold	A	22,819	-	43,494	-
Ounces of gold sold	B	24,598	-	54,128	-
Cash cost per ounce of gold sold ($/oz)	=A/B	928	-	804	-

All-in Sustaining Cash Cost per Ounce of Gold Sold for the Three and Six Months Ended June 30, 2022 and 2021

Lindero Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	20,970	12,187	40,778	25,280
Export duties and mining taxes	4,284	2,582	8,292	5,382
General and administrative expenses (operations)	2,548	1,478	4,453	2,616
Adjusted operating cash cost	27,802	16,247	53,523	33,278
Sustaining leases	563	538	1,268	1,056
Sustaining capital expenditures[1]	6,123	4,973	9,248	9,013
Brownfields exploration expenditures[1]	646	351	790	442
All-in sustaining cash cost	35,134	22,109	64,829	43,789
Non-sustaining capital expenditures[1]	-	-	169	-
All-in cash cost	35,134	22,109	64,998	43,789
Ounces of gold sold	30,534	18,924	59,141	40,213
All-in sustaining cash cost per ounce of gold sold	1,151	1,168	1,096	1,089
All-in cash cost per ounce of gold sold	1,151	1,168	1,099	1,089
[1] Presented on a cash basis

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Yaramoko Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	22,819	-	43,494	-
Inventory net realizable value adjustment	1,955	-	1,955	-
Export duties and mining taxes	2,748	-	6,081	-
General and administrative expenses (operations)	472	-	882	-
Adjusted operating cash cost	27,994	-	52,412	-
Sustaining leases	1,419	-	2,854	-
Sustaining capital expenditures[1]	9,085	-	16,446	-
Brownfields exploration expenditures[1]	-	-	488	-
All-in sustaining cash cost	38,498	-	72,200	-
All-in cash cost	38,498	-	72,200	-
Ounces of gold sold	24,598	-	54,128	-
All-in sustaining cash cost per ounce of gold sold	1,565	-	1,334	-
All-in cash cost per ounce of gold sold	1,565	-	1,334	-
[1] Presented on a cash basis

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

San Jose Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		32,478	31,363	61,377	60,071
Changes in concentrate inventory		(5)	65	72	94
Depletion and depreciation in concentrate inventory		2	(47)	(19)	(33)
Inventory adjustment		(583)	(23)	(46)	138
Royalties and mining taxes		(1,349)	(1,384)	(2,741)	(2,727)
Workers participation		(170)	(1,646)	(897)	(3,355)
Depletion and depreciation		(9,319)	(8,056)	(17,606)	(15,660)
Cash cost[3]	A	21,054	20,272	40,140	38,528
Total processed ore (tonnes)	B	251,945	269,565	502,892	529,368
Production cash cost per tonne[3] ($/t)	=A/B	83.57	75.20	79.82	72.78
Cash cost[3]	A	21,054	20,272	40,140	38,528
Changes in concentrate inventory		5	(65)	(72)	(94)
Depletion and depreciation in concentrate inventory		(2)	47	19	33
Inventory adjustment		583	23	46	(138)
Treatment charges		(146)	2,420	(55)	2,181
Refining charges		920	(1,392)	1,792	(378)
Cash cost applicable per payable ounce sold[3]	C	22,414	21,305	41,870	40,132
Payable ounces of silver equivalent sold[1]	D	2,037,238	2,231,385	3,905,109	4,477,204
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	11.00	9.55	10.72	8.96
Mining cost per tonne[3]		37.28	40.68	37.37	39.20
Milling cost per tonne		20.79	16.13	19.40	16.48
Indirect cost per tonne		15.67	12.64	15.15	11.66
Community relations cost per tonne		5.99	1.01	5.42	0.67
Distribution cost per tonne		3.84	4.74	2.48	4.77
Production cash cost per tonne[3] ($/t)		83.57	75.20	79.82	72.78

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 83.0:1 (Q2 2021: 67.9:1). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 80.5:1 (YTD 2021: 68.0:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices
[3] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

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Caylloma Mine		Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		17,284	16,413	33,305	32,030
Changes in concentrate inventory		(235)	(294)	(124)	(229)
Depletion and depreciation in concentrate inventory		(40)	18	(166)	22
Inventory adjustment		40	122	312	(242)
Royalties and mining taxes		(221)	(62)	(468)	(89)
Provision for community support		100	-	(26)	-
Workers participation		(321)	(573)	(934)	(1,213)
Depletion and depreciation		(3,919)	(3,965)	(7,333)	(8,026)
Cash cost[3]	A	12,688	11,659	24,566	22,253
Total processed ore (tonnes)	B	135,978	133,645	268,552	265,532
Production cash cost per tonne[3] ($/t)	=A/B	93.31	87.24	91.48	83.81
Cash cost	A	12,688	11,659	24,566	22,253
Changes in concentrate inventory		235	294	124	229
Depletion and depreciation in concentrate inventory		40	(18)	166	(22)
Inventory adjustment		(40)	(122)	(312)	242
Treatment charges		4,253	3,590	8,167	6,747
Refining charges		372	428	764	833
Cash cost applicable per payable ounce sold[3]	C	17,548	15,831	33,475	30,282
Payable ounces of silver equivalent sold[1]	D	1,335,602	1,132,781	2,621,212	2,235,781
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	13.14	13.98	12.77	13.54
Mining cost per tonne		40.27	31.69	37.40	30.46
Milling cost per tonne		14.96	15.50	16.00	14.54
Indirect cost per tonne		29.51	30.95	30.04	30.26
Community relations cost per tonne		7.55	1.13	7.30	0.85
Distribution cost per tonne		1.02	7.97	0.74	7.70
Production cash cost per tonne[3] ($/t)		93.31	87.24	91.48	83.81

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 82.9:1 (Q2 2021: 68.1:1), silver to lead ratio of 1:22.5 pounds (Q2 2021: 1:27.9), and silver to zinc ratio of 1:12.8 pounds (Q2 2021: 1:20.0). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 79.8:1 (YTD 2021: 67.8:1), silver to lead ratio of 1:22.5 pounds (YTD 2021: 1:28.2), and silver to zinc ratio of 1:13.4 pounds (YTD 2021: 1:20.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] June 30, 2021 restated, Sustaining leases moved to All-In Sustaining

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

San Jose Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	22,414	21,305	41,870	40,132
Royalties and mining taxes	1,349	1,384	2,741	2,727
Workers' participation	212	2,058	1,121	4,194
General and administrative expenses (operations)	1,649	1,771	3,239	3,446
Adjusted operating cash cost[4]	25,624	26,518	48,971	50,499
Care and maintenance costs (impact of COVID-19)	(2)	-		-
Sustaining leases[4]	149	143	306	263
Sustaining capital expenditures[3]	4,051	3,121	7,626	4,397
Brownfields exploration expenditures[3]	1,568	2,154	3,097	3,890
All-in sustaining cash cost	31,390	31,936	60,000	59,049
Non-sustaining capital expenditures[3]	454	757	869	1,031
All-in cash cost	31,844	32,693	60,869	60,080
Payable ounces of silver equivalent sold[1]	2,037,238	2,231,385	3,905,109	4,477,204
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.41	14.31	15.36	13.19
All-in cash cost per ounce of payable silver equivalent sold[2]	15.63	14.65	15.59	13.42

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 83.0:1 (Q2 2021: 67.9:1). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 80.5:1 (YTD 2021: 68.0:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] June 30, 2021 restated, Sustaining leases moved from Cash Cost

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Caylloma Mine	Three months ended June 30,		Six months ended June 30,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	17,548	15,831	33,475	30,282
Royalties and mining taxes	221	62	468	89
Workers' participation	380	685	1,085	1,421
General and administrative expenses (operations)	1,187	885	2,245	2,163
Adjusted operating cash cost[4]	19,336	17,463	37,273	33,955
Sustaining leases[4]	956	694	1,664	1,390
Sustaining capital expenditures[3]	3,793	2,315	7,742	3,839
Brownfields exploration expenditures[3]	207	979	531	1,609
All-in sustaining cash cost	24,292	21,451	47,210	40,793
All-in cash cost	24,292	21,451	47,210	40,793
Payable ounces of silver equivalent sold[1]	1,335,602	1,132,781	2,621,212	2,235,781
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.19	18.94	18.01	18.25
All-in cash cost per ounce of payable silver equivalent sold[2]	18.19	18.94	18.01	18.25

[1] Silver equivalent sold for Q2 2022 is calculated using a silver to gold ratio of 82.9:1 (Q2 2021: 68.1:1), silver to lead ratio of 1:22.5 pounds (Q2 2021: 1:27.9), and silver to zinc ratio of 1:12.8 pounds (Q2 2021: 1:20.0). Silver equivalent sold for YTD 2022 is calculated using a silver to gold ratio of 79.8:1 (YTD 2021: 67.8:1), silver to lead ratio of 1:22.5 pounds (YTD 2021: 1:28.2), and silver to zinc ratio of 1:13.4 pounds (YTD 2021: 1:20.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] June 30, 2021 restated, Sustaining leases moved from Cash Cost

Additional information regarding the Company’s financial results and activities underway are available in the Company’s second quarter 2022 Financial Statements and accompanying Q2 2022 MD&A, which are available for download on the Company’s website,  www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, August 11, 2022 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and Paul Criddle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/46215 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date:  Thursday, August 11, 2022

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 359194

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 46215

Playback of the earnings call will be available until Thursday, August 25, 2022. Playback of the webcast will be available until Friday, August 11, 2023. In addition, a transcript of the call will be archived on the Company’s website.

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About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca |  info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2022, including estimated production and costs of production for 2022; estimated capital expenditures in 2022 and exploration spending in 2022, including amounts for exploration activities at the Séguéla and San Jose properties; the Company’s plans for the construction of the open pit mine at the Séguéla project in Cote d’Ivoire; the economics for the construction of the mine at the Séguéla project as set out in the feasibility study, the estimated construction capital expenditures for the project, the timelines and schedules for the construction and production of gold at the Séguéla project; statements regarding the Company's liquidity; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the acquisition of Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; the ability of the Company to successfully challenge an alleged typographical error in the environmental impact authorization ("EIA") granted for the San Jose Mine in December 2021; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; the duration and impacts of

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COVID-19; geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; that the Company will the expected trends in mineral prices and currency exchange rates; that the Company will succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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